OMV Investor News

September 29, 2006
7.00am (UK time) – 8.00am (CET)

OMV and Gazexport extend gas supply contracts until 2027

- **Austria's gas supply security strengthened sustainably**
- **Overall volume of contracts: roughly 7 bcm per year**
- **EconGas fully consolidated as of Q4/06**

On September 28, 2006 OMV, EconGas, GWH and Centrex signed gas supply contracts with Gazexport Ltd., a wholly owned subsidiary of the Russian Gazprom, which guarantee gas imports to Austria until 2027. The existing contracts originally would have expired 2012. The overall volume of the contracts amounts to approximately 7 bcm per year. Overall gas supplies amounting to a volume of approximately 150 bcm were secured for Austria.

Wolfgang Ruttenstorfer, CEO of OMV, said: "With these contracts we have again taken an important step in securing Austria's gas supply over the long-term. These contracts are highly important for the Austrian gas supply, their long-term extension is a further milestone in the almost 40 years of cooperation between OMV and Gazexport."

In 1968 OMV was the first Western European company to sign a contract for gas deliveries from the then USSR. In the following years, deliveries and contracts were extended successively and by September 1, 2006 the overall volume of imported gas amounted to approximately 150 bcm. The contracts with Gazexport constitute the backbone of Austria's gas supply.

Austria also holds a central position in the transport of Russian gas to Hungary, Slovenia, Croatia, Italy, Germany and France. Today, OMV Gas GmbH annually transports approximately 45 bcm through its pipeline network. This equates to approximately one third of Russian gas exports to Western Europe. By September 1, 2006, the total contracted transit quantities amounted to roughly 600 bcm. Over the years Gazexport has proven to be a reliable partner, always fulfilling its obligations.

In order to accelerate the internationalisation of OMV's gas activities, in 2002 this field of activity was restructured in a more efficient and modern way, fully corresponding to European and Austrian laws. In early 2006, OMV Gas International was created as the holding company for all of OMV's gas activities. These include the areas of logistics and storage with the subsidiary OMV Gas GmbH (100%), Central European Gashub and the international logistic

projects (Nabucco, Adria LNG) and of gas trade with the 50% subsidiary EconGas GmbH and the gas activities of Petrom.

In order to strengthen this new structure, EconGas GmbH – as the trading subsidiary of OMV`s gas activities – will be entering into a direct contractual relationship with Gazexport, thus replacing the previous contractual partner OMV Gas International GmbH. As OMV Aktiengesellschaft is fulfilling EconGas` obligation to Gasexport out of its bilateral contract, OMV will increase its weight in EconGas structure, thus leading to a full consolidation of EconGas as of Q4/06.

As a result to the signing of a direct supply contract between GWH Gas und Warenhandelsgesellschaft m.b.H (a joint enterprise of OMV, Gazexport and Centrex) and Gazexport, GWH Gas- und Warenhandelsgesellschaft will also contribute substantially to gas supply security. In accordance with the requirements of market liberalisation, GWH will supply 20% of the Austrian market – the gas companies in Carinthia, Salzburg and Styria – with Russian gas.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants - 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 338,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 18%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

In June 2006, OMV has established the OMV Future Energy Fund, a wholly owned subsidiary to support projects in renewable energy with more than EUR 100 million to initiate the change from a pure oil and gas group to an energy group with renewable energy in its portfolio.

OMV Gas International

OMV Gas International is OMV's central company in the gas field. OMV Gas International with the two business fields wholesale/trading (with the subsidiaries OMV Gas, EconGas and Petrom's gas activities) and logistics/storage (with the subsidiaries OMV Gas, Central European Gashub, Nabucco Gas Pipeline International, Adria LNG) is one of the leading gas trading and logistics company in Central Europe. In 2005, OMV Gas and EconGas sold 8.9 bcm in the business field of wholesale/trading, Petrom Gas sold 5.3 bcm. The sold transportation capacities in transit lines in Austria amounted to approximately 44.5 bcm/year of natural gas. In addition to supplying gas for Austria, these lines carry gas to Germany, Italy, France, Slovenia, Croatia and Hungary. OMV is therefore an important component of Europe's natural gas network, and therefore a central natural gas hub for Europe. With an exchanged volume of approximately 2.5 bcm in the first half year 2006 the Central European Gashub developed into one of the most important gas platforms in Europe.

EconGas

EconGas, Austria's natural gas supplier for business customers with a trade volume of more than 7 bcm of natural gas in the year 2005, is a joint venture of OMV Gas International (50%), Wien Energie (15.7%), EVN (15.7%), OÖ Ferngas (15.55%), BEGAS (2.6%), and Linz AG (0.45%).

Core business constitutes of directly supplying customers with annual consumption of 500,000 m^3 or more in Austria and Europe with natural gas and of trading with natural gas at international trading centres.

Austrian consumption of natural gas and import quantities
2005 the Austrian consumption of natural gas amounted to roughly 9 bcm. Approximately 59% of this derive from Russia, 12.5% from Germany, 9% from Norway and 19.5% derive from Austrian gas production. With its Austrian gas production of 1.2 bcm per year, OMV covers roughly 15% of home requirements.

Gazexport Ltd
The 100% subsidiary of the world's largest gas producer, Gazprom, is the world's leading exporter of natural gas and covers over a quarter of the European gas consumption. In the nearly 40-year-old cooperation between the Russian gas industry and its European partners over 2,600 bcm of natural gas have been delivered. At present, Gazexport supplies natural gas to 26 countries of Western and Central Europe and CIS.

Centrex Ltd
Centrex Europe Energy & Gas AG is with its headquarters in Vienna is an international group of companies operating in the natural gas sector, focussing on the extraction and marketing of natural gas reserves. Furthermore, the Centrex group carries out investments in the development of a sustainable gas production in Central Asia (www.centrex.at).

OMV: Corporate Social Responsibility (CSR)
OMV is actively committed to the values within its Code of Conduct. These include a strong sense of responsibility towards the social and natural environment in economically weak regions. OMV works hard to address economic, environmental and social issues related to its operations. Its CSR activities are fully documented in biannual performance reports compiled according to Global Reporting Initiative guidelines.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2006** on November 15, 2006

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